Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Mark A. Cowan

RE:	Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A of DWS Variable Series I (the “Registrant”); (Reg. Nos. 002-96461, 811-04257)

Dear Mr. Cowan:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on March 28, 2014 in regards to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 20, 2014.

 The Staff’s comments are summarized below, followed by the Registrant’s responses:

Prospectus:

1.         Investment Objective

Comment:                                a.   DWS Bond VIP.  Consider removing the last part of the fund’s objective “by investing for both current income and capital appreciation” as the staff is of the view this is part of the fund’s strategy.

Response:                                The referenced disclosure has been removed.

2. Fees and Expenses of the Fund

Comment:                                a.   For shareholder fees, mark as “N/A” rather than “None.”

Response:                                Registrant notes the introduction to each Fund’s fee table states that “This information does not reflect fees associated with the separate account that invests in the fund or any variable life insurance policy or variable annuity contract for which the fund is an investment option. These fees will increase expenses.”  Accordingly, Registrant believes the current disclosure is appropriate.

Comment:                                 b.  Confirm that contractual fee waivers will expire no less than one year from the effective date of the fund’s registration statement.

Response:                                 Registrant confirms that each contractual fee waiver is for a period of at least one year from the effective date of the registration statement.

3.         Management Fee

Comment:                           Please confirm that the fee waivers listed are currently in effect.

Response:                            Registrant confirms that the fee waivers listed are currently in effect.

4.           DWS Global Small Cap Growth VIP

Comment:                           a.      Please confirm the name change of the Fund.

Response:                           Registrant confirms that, effective May 1, 2014, the Fund will change its name from DWS Global Small Cap Growth VIP to DWS Global Small Cap VIP.  Accordingly, Registrant will revise the registration statement to reflect this change.

Comment:                           b.      Please confirm that shareholders were provided 60 day notice in the change to the 80% test.
.
Response:                           The fund will not be changing its 80% test.

Comment:                           c.      The Fund lists Credit Risk under “Main Risks.”  Please consider also listing Interest Rate Risk for this fund.
.
Response:                           Interest Rate Risk has been added.

Comment:                           d.      Please consider if the fund’s benchmark index, Barclays Capital U.S. Aggregate Bond Index, is still appropriate for this fund.
.
Response:                           We believe that the current benchmark continues to be appropriate for the fund.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

                    /s/Caroline Pearson

Caroline Pearson
Managing Director
Deutsche Investment Management Americas Inc.

cc:           Elizabeth Reza, Esq., Ropes & Gray

2